Exhibit 3.224

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

BULLDOG ISLAND EVENTS LLC

This Amended and Restated Limited Liability Company Agreement (this “Agreement”), of Bulldog Island Events LLC, a New York limited liability company (the “Company”), dated as of May 14, 2007, is adopted and entered into by Bulldog Entertainment Group LLC (the “Member”), pursuant to and in accordance with the Limited Liability Company Law of the State of New York, as amended from time to time (the “Law”). Terms used in this Agreement which are not otherwise defined shall have the respective meanings given those terms in the Law.

RECITALS:

A. The Company was formed under the name Bulldog Island Events LLC as a limited liability company under the Section 203 of the Law by the filing of an Articles of Organization (the “Articles of Organization”) with the Secretary of State of the State of New York on January 8, 2007

B. The Member desires to amend and restate in its entirety the Limited Liability Company Agreement, dated as of January 1, 2007, by and among the Company, Mr. Joseph Meli and Bulldog Island Event Holdings LLC.

NOW, THEREFORE, in consideration of the premises and of the covenants hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Member hereby agrees as follows:

1. Name. The name of the limited liability company is Bulldog Island Events LLC.

2. Purposes. The purpose of the Company is to engage in any lawful acts or activities for which limited liability companies may be organized under the Law. The Company shall have the authority to take all actions necessary or convenient to accomplish its purposes and operate its business as described in this Section 2.

3. Registered Office. The registered office of the Company in the State of New York is c/o CT Corporation System, 111 Eighth Avenue, City of New York, County of New York, 10011. At any time the Company may designate another registered office.

4. Registered Agent. The name and address of the registered agent of the Company for service of process on the CT Corporation System, 111 Eighth Avenue, City of New York, County of New York, 10011. At any time the Company may designate another registered agent.

5. Term. The Company shall continue in existence until dissolved in accordance with the Law and this Agreement.

6. Member. The Company shall have one member. The name of the sole Member is Bulldog Entertainment Group LLC.

7. Management. Management of the Company shall be vested in the Member, who shall manage the Company in accordance with the Law, and the Member may delegate management responsibility as deemed necessary or appropriate. The Member shall be vested as a “manager” within the meaning of the Act, and the Member shall have and be subject to all of the duties and liabilities of a “manager” provided in the Law. The Member shall have the sole power and authority to take any and all actions necessary or convenient to or for the furtherance of the purposes of the Company set forth in this Agreement.

8. Capital Contributions. The Member shall make capital contributions to the Company in such amounts, in cash or in-kind, and at such times as the Member determines.

9. Allocations of Profits and Losses. The Company’s profits and losses shall be allocated to the Member.

10. Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

11. Tax Matters. The Member and the Company shall take all actions necessary to have the Company treated as a disregarded entity for U.S. tax purposes.

12. Amendments. Amendments to this Agreement may be made by the Member from time to time.

13. Liability of Member.

(a) The Member shall not be personally liable for any indebtedness, liability or obligation of the Company, except that the Member shall remain personally liable as required pursuant to the Law or any other applicable law.

(b) The Member shall not have personal liability to the Company for damages for any breach of duty in such capacity.

14. Indemnification.

(a) The Company shall indemnify any person (each, an “Indemnitee”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding brought by or against the Company or otherwise, whether civil, criminal, administrative or investigative, including, without limitation, any action by or in the right of the Company to procure a judgment in its favor, by reason of the fact that such Indemnitee is or was a Member or an officer of the Company, or at the relevant time, being or having been a Member or officer, that such Indemnitee is or was serving at the request of the Company as a partner, director, officer or trustee of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with such action, suit or proceeding. Notwithstanding the foregoing, no indemnification shall be provided to or on behalf of any Indemnitee if a judgment or other final adjudication adverse to such Indemnitee establishes that (i) such Indemnitee’s acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated or (ii) such Indemnitee in fact personally gained a financial profit or other advantage to which such Indemnitee was not legally entitled.

(b) The Company may, in the discretion of the Member, pay expenses incurred by any Indemnitee in defending any action, suit or proceeding described in Section 14(a) in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such advance if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified by the Company pursuant to this Section 14.

(c) The indemnification provided by this Section 14 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement, determination of the Member or otherwise. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Section 14 shall continue as to an Indemnitee who has ceased to be a Member or an officer of the Company (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

15. Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following:

(a) the bankruptcy or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company; or

(b) the agreement of the Member to dissolve the Company.

16. Amendments. This Agreement may be amended only by written instrument executed by the Member.

17. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of any member.

18. Severability. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid

19. Governing Law. This Agreement shall be governed by the laws of the State of New York, without regard to the conflicts of laws principles thereof.

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IN WITNESS WHEREOF, the sole Member has duly executed this Agreement as of the date first above written.

BULLDOG ENTERTAINMENT GROUP LLC
By:	Warner Music Inc., its sole member

By:	/s/ Paul Robinson
Name: Paul Robinson Title General Counsel & Secretary

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